UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Indaptus Therapeutics, Inc.

(Name of Issuer)

Ordinary Shares, Par Value $0.01 Per Share

(Title of Class of Securities)

45339J 105

(CUSIP Number)

Hoonmo Lee

TY BIO INVESTMENT, INC.

2248 Seaview Dr.

Fullerton, CA 92833

+1.213.610.7965

+82.10.6252.9873

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 29, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3728V 109

1.	Names of Reporting Person. Hoonmo Lee
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [X] (b) [ ]
3.	SEC Use Only:
4.	Source of Funds (See Instructions): SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: South Korea (REPUBLIC OF KOREA)

Number of Shares Beneficially Owned by Each Reporting Person with

7.	Sole Voting Power: 0

8.	Shared Voting Power: 694,522(1)

9.	Sole Dispositive Power: 0

10.	Shared Dispositive Power: 694,522(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 694,522
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 8.4% (2)
14.	Type of Reporting Person (See Instructions): IN

(1)	Represents shares registered in the name of TY Bio Investments, Inc. Mr. Lee is a director and the Chief Financial Officer of TY Bio Investments, Inc.

(2)	Based on 8,193,579 shares of common stock outstanding as of the date of this report.

CUSIP No. G3728V 109

1.	Names of Reporting Person. TY Bio Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [X] (b) [ ]
3.	SEC Use Only:
4.	Source of Funds (See Instructions): SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: United States (State of California)

Number of Shares Beneficially Owned by Each Reporting Person with

7.	Sole Voting Power: 0

8.	Shared Voting Power: 694,522

9.	Sole Dispositive Power: 0

10.	Shared Dispositive Power: 694,522

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 694,522
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 8.4% (1)
14.	Type of Reporting Person (See Instructions): CO, IV

(1)	Based on 8,193,579 shares of common stock outstanding as of the date of this report.

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission by the Reporting Persons on August 13, 2021 relating to the common stock, par value $0.01 per share of Indaptus Therapeutics, Inc., a Delaware corporation (“Indaptus”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) On September 29, 2021, 2,727,273 pre-funded warrants to purchase common stock of Indaptus were exercised, As of the date of this report there are 8,193,579 shares of Indaptus common stock outstanding. Accordingly, TY Bio Investments, Inc. beneficially owned 8.4% of the outstanding shares of Indaptus common stock on the date of this Amendment No. 1.

(b) Mr. Lee is one of three directors, as well as the Chief Financial Officer and Secretary of TY Bio Investments, Inc. and has shared voting and dispositive power over the 694,522 shares of Indaptus common stock registered in the name of TY Bio Investments, Inc.

(c) The Reporting Persons did not affect any transactions in Indaptus’ common stock in the past 60 days.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2021

	By:	/s/ Hoonmo Lee
	Name:	Hoonmo Lee

TY Bio Investments, Inc.

	By:	/s/ Hoonmo Lee
	Name:	Hoonmo Lee
	Title:	Secretary and Chief Financial Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

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